August 19, 2019

Harold Shlevin, Ph.D.
Chief Executive Officer
Galectin Therapeutics Inc.
4960 Peachtree Industrial Blvd., Suite 240
Norcross, GA 30071

       Re: Galectin Therapeutics Inc.
           Registration Statement on Form S-3
           Filed August 9, 2019
           File No. 333-233193

Dear Mr. Shlevin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Robert E. Tritt, Esq.